UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Check One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12154
WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
May 30, 2006

Waste Management Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$1,149,255,011	$1,080,223,306
Participant loans	55,646,569	52,842,934

Total investments	1,204,901,580	1,133,066,240

RECEIVABLES:
Employee contributions	1,425,462	1,441,701
Employer contributions	1,678,370	1,581,931

Total receivables	3,103,832	3,023,632

NET ASSETS AVAILABLE FOR BENEFITS	$1,208,005,412	$1,136,089,872

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions-
Employee	$75,553,873
Rollover	3,664,853
Employer	43,911,377

123,130,103

Net investment gain from the Master Trust (Note 3)	61,016,027
Participant loan interest	3,115,732

Total additions	187,261,862

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	115,317,070
Plan transfers	29,252

Total deductions	115,346,322

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	71,915,540

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,136,089,872

End of year	$1,208,005,412

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries (“Waste Management” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet LLC (“CitiStreet”), an affiliate of State Street, serves as record keeper.
Eligibility
Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).
Employees of the Company who are ineligible to participate in the Plan consist of (a) leased employees, (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan, (c) individuals providing services to the Company as independent contractors, (d) employees performing services on a seasonal or temporary basis, (e) certain nonresident aliens who have no earned income from sources within the United States of America and (f) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.
Contributions
Effective January 1, 2005, participants may contribute from 1 percent to 25 percent of their pre-tax compensation, as defined by the Plan (“Employee Contribution”), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Company matches 100 percent of each participant’s Employee Contribution up to 3 percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of 3 percent of the participant’s compensation up to 6 percent of the participant’s compensation (“Employer Contribution”).

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Investment Options
The Plan, through its investments in the Master Trust, currently offers participants six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options). Several restrictions apply, and a minimum balance is required to participate in the self-managed account. Certain participants’ accounts were invested in convertible notes (the “Notes”). No new investments were permitted in the Notes, and participants could move their investment out of the Notes at any time. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.
Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contribution, Rollover Contribution, and Employer Contribution accounts plus earnings thereon.
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Plan.
During 2005, certain participants’ account balances totaling approximately $29,000 were transferred from the Plan to the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”) as a result of a change in the participants’ union membership status.
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months after receiving the hardship distribution.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Loans
Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) existed prior to January 1, 1999, (b) result from a merger of another plan into this Plan or (c) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly. Such loans must be repaid over a period not to exceed 54 months.
Administrative Expenses
Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant electing the loan. Plan level administrative expenses, which include primarily recordkeeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment gain from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2005, the Company elected to pay certain audit and legal fees of the Plan.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefits are recorded when paid.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedules, requires management to make estimates that affect accounting for and recognition of plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, which cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methodologies. In some cases, management must exercise significant judgment. Actual results could differ from those estimates.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Union Plan. As of December 31, 2005 and 2004, the Plan’s beneficial interest in the net assets of the Master Trust was 99.75% and 99.79%, respectively.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
3. Plan Interest in the Master Trust (continued)
The net assets of the Master Trust consist of the following:

	December 31
	2005	2004
Assets-
Investments, at fair value-
Common collective trust funds	$1,031,764,628	$952,914,406
Short-term investments	2,060,205	10,111,033
Corporate stocks	8,856,730	10,531,517
Waste Management, Inc. common stock	97,263,653	98,185,160
Convertible notes	—	1,084,133
Mutual funds	11,526,233	9,277,001
Other	366,109	75,098

Total investments	1,151,837,558	1,082,178,348

Securities sold receivable	296,094	290,675
Interest receivable	1,100,499	924,635
Cash, non-interest bearing	25,188	101,941

Total assets	1,153,259,339	1,083,495,599

Liabilities-
Administrative fees payable	1,119,106	899,646
Securities purchased payable	—	136,772

Total liabilities	1,119,106	1,036,418

Total net assets	$1,152,140,233	$1,082,459,181

Plan interest	$1,149,255,011	$1,080,223,306
Union Plan interest	2,885,222	2,235,875

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
3. Plan Interest in the Master Trust (continued)
Income or loss from investments held in the Master Trust for the year ended December 31, 2005, was as follows:

Interest	$11,384,159
Dividends	550,004
Dividends — Waste Management, Inc. common stock	2,656,299
Other income	142,113
Net appreciation/(depreciation) in fair value of-
Common collective trust funds	50,468,392
Corporate stocks	(1,700,322)
Waste Management, Inc. common stock	1,642,295
Convertible notes	37,867
Other	381,216
Mutual funds	368,852

Total net appreciation in fair value of investments	51,198,300

Total investment gain	65,930,875

Administrative fees	(4,753,044)

Net gain	$61,177,831

Plan interest in net investment gain from the Master Trust	$61,016,027
Union Plan interest in investment gain from the Master Trust	161,804
4. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$1,208,005,412	$1,136,089,872
Less- Amounts pending distribution to participants	(784,276)	(69,651)

Net assets available for benefits per the Form 5500	$1,207,221,136	$1,136,020,221

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$115,317,070
Add — Amounts pending distribution to participants at December 31, 2005	784,276
Less — Amounts pending distribution to participants at December 31, 2004	(69,651)

Benefits paid to participants per the Form 5500	$116,031,695

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.
6. Plan Termination
Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.
7. Commitments and Contingencies
In April 2002, a lawsuit was filed against the Plan (as successor to the savings plan sponsored by Waste Management Holdings), Waste Management Holdings, and certain fiduciaries of the savings plan sponsored by Waste Management Holdings and of the Plan (“Plan Defendants”) in the United States District Court for the District of Columbia (the “D.C. Case”). After first asserting broader claims as to the Plan, the plaintiffs in the D.C. Case now purport to file their complaint against Plan Defendants on behalf of those Plan participants for whose account the Plan’s fiduciaries acquired Waste Management Holdings common stock between January 1990 and February 24, 1998, the date of the restatement of previously issued financial statements by Waste Management Holdings. The plaintiffs in the D.C. Case allege that the prices at which the Plan purchased the stock were artificially inflated by omissions of a material nature about Waste Management Holdings’ financial condition and that the stock of Waste Management Holdings should not have been an investment option. The plaintiffs in the D.C. Case also allege that certain of the defendants breached a variety of ERISA requirements by, among other things, electing to participate in the Illinois securities class action settlement related to a time frame ending February 24, 1998, rather than opting out of the settlements to assert distinct ERISA claims that did not apply to other members of the settlement class.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
7. Commitments and Contingencies (continued)
The Illinois securities class action arose from Waste Management Holdings’ February 1998 restatement of prior period earnings and charge to fourth quarter 1997 earnings. The parties to the Illinois securities class action agreed to a settlement that became final in 1999 (the “Illinois Settlement”). The Plan participated in the settlement class and, in 2000, a share of the settlement proceeds was placed into the trust of the Plan.
The defendants in the D.C. Case assert that most, if not all, of the plaintiffs’ causes of action have been released as a result of the Illinois Settlement or are time-barred. The defendants have filed a motion to dismiss the plaintiffs’ amended complaint. The outcome of this lawsuit cannot be predicted with certainty, and these matters could impact the Plan’s net assets available for benefits. The Plan and the other defendants intend to defend themselves vigorously in this litigation.

Supplemental Schedule

Waste Management Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
EIN: 73-1309529 PN: 001
December 31, 2005

Identity of Issue	Description of Investment	Current Value

*Participant Loans	Various maturity dates with interest rates ranging from 5.0% to 11.0%	$55,646,569

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006	WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

	By:	/s/ Krista DelSota

Krista DelSota
Vice President, Compensation and Benefits
Waste Management, Inc.
Member, Administrative Committee of the
Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm